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                             June 29, 2021

       Lars Staal Wegner, MD
       Chief Executive Officer
       Evaxion Biotech A/S
       Dr. Neergaards vej 5F
       2970 H  rsholm
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Draft Registration
Statement on From F-1
                                                            Submitted June 25,
2021
                                                            CIK No. 0001828253

       Dear Dr. Wegner:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Dwight A. Kinsey, Esq.